Exhibit 99.1

Re-build of Port Alberni-area dam set to begin

PORT ALBERNI, BC, June 30, 2011 /CNW/ - Catalyst Paper (TSX: CTL) is about to begin re-building the Robertson Creek Dam.  Catalyst is undertaking this work in a strategic alliance with the Hupacasath First Nation.  The dam is located in Hupacasath traditional territory, and the first nation has been actively engaged in long-standing efforts to advance the re-build project.

An independent engineering evaluation confirmed the need to replace this more than 50-year-old structure.  The new dam will be fully compliant with recently strengthened provincial guidelines, and will be designed to withstand even peak flood conditions on Great Central Lake.  The replacement plan underwent a full environmental assessment under federal regulatory requirements, and has been issued necessary provincial permits.

Clearing in the immediate vicinity of the dam, which is located about 20 km northwest of Port Alberni and adjacent to the Robertson Creek Fish Hatchery, is scheduled to begin this week.  Site preparation will extend into July, after which a temporary dam will be constructed just upstream from the existing one.  The existing timber and stone structure is scheduled to be dismantled in July and August.  And construction of a new earthen dam is scheduled to be completed by September 15, within a window of minimal fish presence.  The cost of the work is budgeted at $1.7 million.

"We're pleased this project is moving ahead and that we'll soon have an improved design that meets new provincial standards and reduces risks to public safety and the environment," said Tom Paisley, general manager of Catalyst's Port Alberni Division.

Because the new dam will require a somewhat larger footprint than the old one, Catalyst will undertake compensatory fish habitat improvements within the local area.  This will involve replacing a culvert with a free-span bridge at the Somass River Estuary near the Catalyst Port Alberni mill.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Lyn Brown
Vice-President, Corporate Relations
Catalyst Paper Corporation
604-247-4713

Jason Seabrook
Project Manager
Catalyst Paper Corporation
250-731-6076

Robert Duncan
Chief Executive Officer, Hupacasath First Nation
250-724-4041, ext. 23

CO: Catalyst Paper Corporation

CNW 18:47e 30-JUN-11